Filed pursuant to Rule 433
Registration Statement No. 333-160871

Zion Oil & Gas Newsletter
November 25, 2009
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Dear Shareholder and/or Friend of Zion...

Due to Thanksgiving, this week's update is both earlier and shorter than normal, but nevertheless shows good progress.

 The Ma'anit-Rehoboth #2 Well

We drilled the Ma'anit-Rehoboth #2 well to a depth of 17,913 feet (5,460 meters) and the proposed completion procedures planned for this well have now been reviewed and agreed.

Today, Wednesday, November 25, 2009, I signed a Contract with the owners of a suitable workover rig.

We intend to carry out completion testing operations on this well, starting December 6, 2009.

Drilling Operations at the Elijah #3

The Elijah #3 well has been cased from the surface down to 3,461 feet (1,055 meters.

Since Thursday, November 19 we have been drilling very hard formation (Lower Cretaceous Tayasir Volcanics) with a PDC bit (averaging 5 meters per hour penetration).

Very soon, we expect to be drilling in Upper Jurassic carbonates.

As of today, Wednesday, November 25, 2009, we have drilled to a depth of approximately 4,872 feet (1,485 meters).

Rights Offering

Our rights offering is open to everyone who was a stockholder of record on October 19, 2009. However, the termination date for the rights offering is Monday, November 30, 2009 and we do not expect to extend the offer. So, if you do wish to take part, time is very limited.

We have posted on the Investor Center section of the Zion website some Frequently Asked Questions (and answers). Please click here to visit the Investor Center.

"In your good pleasure, make Zion prosper..."
Psalm 51:18

Thank you for your support of Zion,

Happy Thanksgiving, and

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, timing and potential results thereof and plans contingent thereon and rights offering are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

Quick Links...
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Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Michael Williams at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610 or 1-888-891-9466; email: dallas@zionoil.com

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